FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-13727

Pan American Silver Corp.
(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)
Date: April 21, 2006
By:/s/ Ross Beaty
(Signature)

Ross Beaty, Chairman

NEWS RELEASE

April 20, 2006

PAN AMERICAN SILVER TO RELEASE FIRST QUARTER RESULTS
MAY 3, 2006

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) will release its 2006 first quarter financial and operating results after market close on May 3, 2006 and will host a conference call to discuss them on Thursday, May 4, 2006 at 8:00 AM Pacific Time, 11:00 AM Eastern Time.  North American residents dial toll-free to 1-877-427-0636.  International participants please dial 1-973-935-2970. The call may also be accessed from the home page of the Company's website at www.panamericansilver.com.  It will be available for replay for one week after the call by dialling 1-877-519-4471 (North American residents) or 1-973-341-3080 (International participants) and using replay pin number 7305033.

For Further Information Contact:

Pan American Silver Corp.  604-684-1175

Toll free:  1-800-677-1845

- End -

1500 - 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com